Exhibit 99.1

compre local

stone co.

#BuyLocal. Support SMBs.

A campaign from Stone Co.
to help Brazilian SMBs through
difficult times.

For more information: https://cuidedopequenonegocio.com.br/

stone co.

1Q20 Earnings Release

May 26th, 2020

investors.stone.co

StoneCo Reports First Quarter 2020 Financial Results

George Town, Grand Cayman, May 26, 2020 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today reports its financial results for its first quarter ended March 31, 2020.

To our shareholders:

The world has been facing challenging times with COVID-19 developments, which has brought not only severe and tragic public health consequences, but also one of the most abrupt economic crises of modern history. The consequences of COVID-19 profoundly affect all of us.

COVID-19 hit Brazil hard in mid-March, when infections increased, physical commerce decreased, and economic uncertainty soared. We believe that times of uncertainty require clear priorities and decisive actions to adapt quickly to new realities, and we acted promptly to keep our team safe and help our clients and our country, all while keeping our business strong, our balance sheet healthy, and our strategic focus steady.

During the months prior to the crisis, our Company had just started to invest even more heavily into our future growth, as we reported during our fourth quarter earnings call. By the end of March we had increased our number of employees by over 530 people, having added 70% more people to our technology team than in any other quarter in our history. We also invested in creating more density in our hubs in different regions, diligently allocated capital to support our long-term strategy of becoming a unique SMB platform in Brazil combining software and financial products with superior customer service and direct physical and online distribution to merchants throughout the country. As we evolve, Stone becomes every day more a technology company with financial services embedded in its roots.

Between January 1st and March 15th, we were able to accelerate our growth, with year over year TPV growth of 52.2%, compared with 51.4% growth in the fourth quarter of 2019. Additionally, we continued to scale our Credit, Banking and Software businesses, achieving record growth metrics. By mid-March, when partial lockdowns started to be enacted in the country and retail activity declined sharply, TPV growth decelerated somewhat.

Even though we started to see gradual improvement in economic activity in mid-April, in early May, we made the very tough decision to reduce our workforce by 20%. We conducted this difficult process with the same transparency, meritocracy, and empathy to our team as always. We provided a generous package to those who left, and we dedicated a team in HR to help them find another good job through a partnership with other companies we admire. We will always treat with care those who dedicate a portion of their lives to the purpose of serving our clients with excellence.

We’ve also implemented cost-management initiatives and a redesign of processes in our Company to increase operational efficiency. We have made tactical adjustments to our business, so we can navigate safely through this crisis with a strong balance sheet and a lean structure and be ready to support small and medium businesses more than ever without compromising our long-term strategy.

Over the course of this year to date, in addition to the organic growth we’ve achieved, we have been dedicating a good amount of time to strengthening our digital business and pursuing our software strategy. This strategy provides diversification, adds intelligence to our ABC strategy, and helps us improve the business of our clients. We put ourselves in our clients’ shoes, and are always thinking about ways to help them better manage and grow their businesses. The investments we made in the first quarter do just that: Delivery Much, Mlabs, Vitta and MVarandas are great examples of software companies that add immediate value to our clients and our ecosystem.

Our channel diversification and our hub strategy focusing on small and mid-sized Brazilian cities has paid off. We have been growing more than peers in the last years, and in the current crisis, our business has been more resilient. We were also prepared with a good amount of “safety capital” to protect our Company and allow us to invest in tough times. StoneCo’s TPV grew +9% in April and around 23% in until May 23rd compared with the same periods in 2019, and we are positioned for stronger growth in the second half of the year.

Our credit approach, which includes a rigorous credit-scoring system, receivables lock-up, and pay-as-you-sell model, has also proven to be more resilient than even we expected, providing a return on asset of 2.7% per month even after COVID-19-related provisions.

Since the early days of our Company we’ve worked hard to build a client-centric culture that becomes even stronger during challenging times and we are more confident than ever in the future and mission of our Company. We remain focused on our strategic priorities of expanding and consolidating our presence in the SMB market, becoming the main financial platform for our clients and investing in great solutions to help SMBs manage their businesses, grow and sell online. We are still in the early days of our journey, and we have tremendous potential to grow.

We are grateful to all Stone team members for their extraordinary efforts during this time of crisis. We believe that together businesses and society will find new and innovative ways to conquer COVID-19 and its effects using technology, care and humanity as powerful allies.

Thiago Piau, CEO

Operating and Financial Highlights 1Q20

Total Payment Volume (TPV)

R$ 37.6 BN

up 42.1% year over year, despite COVID-19 effects starting mid-March. Pre-COVID-19, until March 15th, TPV was accelerating to 52% y/y

Total Revenue and Income

R$716.8 MM

An increase of 33.8% year over year. Excluding Other Financial Income, primarily interest on cash, revenue grew 38.3% y/y

Adjusted Net Income

R$ 162.3 MM

with 22.6% Adjusted Net Margin, despite COVID-19 impact of R$61.0 mm pre-tax2

Adjusted EPS (diluted)

R$ 0.58 per share

Take rate

1.81%

+ 1bp increase quarter over quarter, including impacts from higher credit provision due to the current scenario and COVID-19-related financial relief provided to our clients

Net Addition of Active Clients (ex-TON)

50.5 K

Total Active Clients were 531.3 thousand (excluding TON), an increase of 73.9% year over year, with net addition (excluding TON) of 50.5 thousand clients in 1Q191

Net Income

R$ 158.6 MM

with Net Margin of 22.1%

EPS (basic)

R$ 0.57 per share

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1 See page 13 for historical numbers excluding TON.

2 Consists of (i) incentives given to clients, (ii) lower revenue in our credit solution, mainly due to higher expected delinquencies, and (iii) higher financial expenses. Does not include COVID-19 impact on TPV.

Developments Related to COVID-19 Outbreak

Update on COVID-19 business-related trends

Over the course of March, the Coronavirus outbreak has intensified in Brazil, resulting in social distancing and store lockdown policies throughout the country, which forced many of our clients to suspend their operations, either partially or completely. While we began to see a gradual but significant recovery in April, which has continued into May, many of our clients' business activities remain partially or completely shut down.

In our acquiring business, such lower retail activity has had a direct impact in transaction volumes and onboarding of new clients. Until mid-March, our TPV grew above 52% year over year, with faster acceleration compared with fourth quarter growth of 51.4%. From March 1-15, we saw a TPV growth of 62.9% year over year, showing that our decision to invest heavily in our core business continued to produce strong growth. With the intensification of the COVID-19 outbreak in the second half of March, we saw a corresponding deceleration in the growth of our operations.

Despite COVID-19 effects, our TPV grew 42.1% in 1Q20 compared to 1Q19, reaching R$37.6 billion. This represents an addition of R$11.2 billion of TPV year over year, our highest historical figure for a first quarter.

In April and in May month to date3, we have seen gradual but significant improvement in TPV growth when compared with the second half of March, when TPV declined 36% compared with the first half of March and 4% compared with the same period last year.

As shown in chart 1 below, in April, our TPV grew 9% year over year and in May month to date3 growth has improved to 22.9% compared with the same period of 2019.

Chart 1: StoneCo TPV Growth (y/y)4

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3 May-20 (MTD) as of May 23rd, 2020.

Stone's measures to face the current situation

Our client-centric culture is extremely reinforced during challenging times. As the severity of the COVID-19 crisis became apparent, our first response was to implement policies to support our clients, our team and our community to better withstand this crisis. We have also taken actions to strengthen the financial position of our firm and to sustain our ability to generate long-term value for our shareholders. We acted promptly to address the following priorities:

1.	protect the health and safety of our team and clients;

2.	help SMBs navigate this crisis and continue their business operations by providing various forms of financial relief and additional tools to help them sell more online;

3.	contribute to our communities by sponsoring public health initiatives and developing tools to support local businesses;

4.	keep our business financially strong, improving operational efficiency and allocating capital wisely.

On priority 1, approximately 90% of Stone team members are now working from home, including most customer service and salespeople, who are onboarding and servicing clients through telephone and chat. We have distributed protective equipment to our teams and are providing regular information on how to prevent the disease, identify symptoms and continue to serve clients safely. In addition to our private health plan, we have established a 24/7 digital health support through Vitta available to all our employees.

We have been closely tracking our team's behavior and performance. Although we have seen some impact in the onboarding of new clients due to the current situation, we have kept our high levels of service, as demonstrated by our NPS score of 72, first call resolution ratio of 89% and level of service of 96% in April.

On priorities 2 and 3, we have acted on many fronts, including creating a national campaign and a platform to encourage the public to buy locally and help small and medium businesses. The campaign "Compre Local" (https://cuidedopequenonegocio.com.br/), which reached over 29 million views on YouTube, makes available tools and contents to enable clients to sell online and better manage their digital and social sales channels. To support our clients and community we have also: (i) provided R$30 million in relief to our clients, including subscription exemptions and lower prepayment rates for the hardest-hit retailers; (ii) provided R$100 million in microlending to meet our clients' working capital and liquidity needs; (iii) contributed R$5 million to the construction of a temporary hospital in Rio de Janeiro; and (iv) donated R$500,000 for the purchase of 8,000 COVID-19 tests.

We are also in constant contact with Brazilian authorities with suggestions on how to get through this crisis and help small and medium businesses recover and receive working capital aid from the government, as done in different countries.

On priority 4 above, to keep our business financially strong we have taken steps to fortify our balance sheet, enhance liquidity, and improve our operational efficiency, while maintaining the quality of our services. We have been a safe harbor for our clients, providing daily liquidity for their working capital needs, being able to fund almost R$11 billion in prepayment for our clients through March and April. We have increased operational efficiency through a redesign of processes and projects. Finally, we are being very diligent in managing costs and expenses, as well as capital expenditures to support our profitability and to enable us to keep allocating capital wisely for future growth and the evolution of our strategy.

The increase in operational efficiency through the redesign of processes includes the reduction in our workforce by 1,300 people, as announced on May 12th. Even though we are now at the right size in terms of headcount for the current environment, we will keep working hard to optimize our costs, expenses and capex structure, through measures such as renegotiation of third-party services and systems, rationalization of office space, streamlining of additional processes, and other actions, without compromising our long-term growth and strategy.

COVID-19 estimated financial impacts to our business

The reduction in transaction volumes, combined with the financial measures we have taken, which prioritize liquidity versus margins, have generated a financial impact to our business in the first quarter of 2020.

We estimate that COVID-19-related effects contributed to a negative impact of R$61.0 million to our results in the first quarter of 2020. This includes: (i) R$35.8 million impact in our financial expenses and (ii) R$25.2 million resulting from COVID-19-related financial relief offered to clients and higher expected delinquencies in our credit solution, leading to higher provisions and, consequently, a reduction in our credit revenue. Even though we expect delinquency rates to be higher than pre-COVID-19 levels, the return on assets of our credit products is strong, and the payments received from credit clients remain above expectations (see page 9). The R$61.0 million does not include the impact from lower transaction volumes.

Outlook for the Second Quarter of 2020

We do not typically provide forward-looking guidance. However, given the level of uncertainty brought by the COVID-19 crisis, we have decided at this time to share our perspectives regarding the second quarter of 2020, based on the trends we have identified quarter to date.

In addition to the TPV data provided above, we are providing management's perspective for 2Q20 Adjusted Pre-Tax Margin. We expect to see the greatest impact from COVID-19 in the second quarter. Nonetheless, we anticipate our Adjusted Pre-Tax Margin4, which is reconciled in Table 1 below for 1Q20, to be positive, at between 20% and 24% in 2Q20. This expected range takes into account the negative effect on Pre-Tax Income of one-off severance expenses related to the reduction in our workforce announced on May 12th, as well as one-off expenses related to temporary incentives we are giving clients in the context of COVID-19.

Table 1: Profit before Income Taxes Bridge

Profit before Income Taxes Bridge	1Q20	% Rev.
Profit before income taxes	227.9	31.8%
Share-based compensation expenses (a)	2.1	0.3%
Amortization of fair value adjustment (b)	3.4	0.5%
Adjusted profit before income taxes	233.4	32.6%

(a) Consists of expenses related to the vesting of share-based compensation.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relates to the EdB and Equals acquisitions.

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4 Adjusted Pre-Tax Margin equals Pre-Tax Income excluding share-based compensation expenses, amortization of fair value adjustments and other expenses divided by Total Revenue and Income, consistent with previous disclosures. Adjusted Pre-Tax Margin is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures in this release.

Update on Our Strategy Roadmap in 1Q20

Financial Platform - Payments, Banking, Credit

Despite some effect from COVID-19 beginning in March as outlined above, we reported strong performance in our acquiring business in the quarter. Excluding our offering to micromerchants (TON/Stone Mais), we posted net addition of 50.5 thousand clients in the quarter, reaching a total base of 531.3 thousand active clients and TPV growth north of 42% year over year, with stable take rates on a quarterly basis, even after an estimated impact of approximately six basis points from COVID-related effects.

Regarding credit, we have evolved our product with the launch of a revolving credit feature, adding flexibility and allowing clients to roll their outstanding balances as they mature. We ended the first quarter of 2020 with 30,900 active clients and an outstanding balance of R$ 332 million. In April, the portfolio grew to an outstanding balance of over R$ 386 million and we reached 34,500 clients, mainly due to our commitment to provide R$100 million in microlending to help our clients navigate through the pandemic situation. We have been able to help merchants who sometimes do not have access to credit while also having healthy returns on the credit solution, with the down payments from the April client cohort equivalent to 152% of the amounts expected up to May 14th.

Given the uncertainty surrounding the current scenario, we expect higher delinquency rates in our credit portfolio, especially from older cohorts of clients. However, our credit business has four key elements that help us keep healthy returns, even with higher delinquency rates:

1.	Our policy has always been to not provide credit for some sectors that we deem to be riskier, such as airlines, seasonal businesses, clients that already have a lock on their receivables and merchants exposed to high chargeback levels.

2.	We have improved significantly our scoring system over time, with daily enhancements to our algorithms, new talents brought in 2019 and a requirement of a minimum relationship period (data) that help us to be more assertive on the credit scoring.

3.	Our business model works in a merchant cash advance mode, in which clients pay with their sales; the deduction of a percentage of clients´ daily processed volumes provide both alignment of our interests with theirs and protection for us, as we receive down payments immediately when they engage in electronic transactions, regardless of their payment provider. Additionally, we have local agents who know clients personally, which reduces the risk of fraud significantly.

4.	Our pricing management provides significant protection against delinquency.

These elements have helped maintain a healthy 2.7% per month return on assets (ROA5) of our portfolio, despite conservative higher delinquency levels from COVID-19 impact already factored in our results.

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5 ROA is calculated as credit revenue net of expected losses, divided by average credit portfolio

Also, up to May 14th, all cohorts of credit clients have already paid us more than we anticipated in our models due to higher volumes in our platform, with the exception of the March cohort, from which we have received 83% of expected amounts. In total, we have received 108% of the expected amounts within our consolidated credit portfolio.

Chart 2: Accumulated Payments Received from Credit Clients vs.

Expected by cohort of clients (%)

Our banking solution has also evolved significantly ending March with 122,000 open accounts, compared with 79,000 in January 2020. In April, we opened a monthly record number of new accounts, with total number of banking accounts increasing to 158,000. We have also expanded to 45,000 clients in our ABC platform pilot as of April, compared with approximately 10,000 in January 2020. During the quarter, we have evolved the platform with new features such as payment link and boleto issuance.

Our Online Business - Acquiring, Payment Service Provider (PSP), Gateway

Our online business continues to evolve fast, especially during the COVID-19 outbreak, when people started to handle more transactions digitally. According to eBit/Nielsen, approximately R$8.4 billion was transacted in Brazilian e-commerce during the first weeks of COVID-19, between March 17th and April 27th. We estimate that approximately 51% of that volume went through Stone´s platforms, either through our online acquiring solutions or through our agnostic gateway and PSP solutions.

Chart 3: TPV eCommerce (R$ billions)
Mid Mar-20 to Apr-206

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6 Brazilian ecommerce numbers based on eBit/Nielsen data from 17-Mar-20 to 27-Apr-20.

These volumes demonstrate the strength of our online business, which was where we started our company in 2014. Our processing capabilities, high conversion and availability rates, anti-fraud solutions and easy-to-integrate APIs are based on a single end-to-end technology platform, which was built by our team from the ground up less than eight years ago. Those capabilities, combined with a high level of service from our dedicated team, has attracted many clients of different sizes and sectors in the digital space since our company started.

Besides our evolution in offering a variety of software tools and features to help the brick-and-mortar SMBs sell online, we have an entire business front dedicated to clients that sell mostly online.

We operate our digital business on two main fronts: (i) our acquiring and PSP (Payment Service Provider) businesses, in which we authorize and process transactions, and complete the clearing and settlement processes; and (ii) our agnostic gateway solution, in which we connect online merchants to their acquirer of choice, enabling them to accept a wide variety of electronic payment options.

Our PSP solution (Pagar.me) focuses on digital SMBs, with quick and simple API integration, enabling omnichannel or fully-digital players to accept a wide array of electronic payments in a simple way.

The acquiring part of our digital business, which includes e-commerce clients and online partners, has experienced significant growth since the COVID-19 outbreak. From January to April, our online acquiring volumes have grown by 42%, as shown in the indexed chart below. Despite the strong growth, we have seen no additional chargeback rates arising from the COVID-19 situation. Also, we have no exposure to Airlines sector.

Chart 4: Online Acquiring TPV (Jan-20 indexed to 100)

In the gateway part of our digital business, we have an agnostic full-featured e-commerce solution (Mundipagg) that seamlessly connects e-commerce platform operators to the acquirers of their choice and offers a set of robust analytics, reporting and auditing capabilities. The volumes processed through our gateway solution, which are not included in our reported TPV numbers, have also been growing strongly, with April volumes 18% higher than in January. We see a big opportunity to grow our acquiring solution in the volumes processed by our gateway.

We believe the online opportunity in Brazil is huge, with e-commerce still a mid-single-digit percent of total retail sales. We are confident that Stone is in a unique position to navigate digital commerce growth and will continue to be the best choice for those looking to sell online, with technology robustness, easy integration, transparency, and the great level of service that is in our DNA.

Software and additional solutions to SMBs

We continue to provide merchants additional software solutions, integrated with our payments and financial platform, to help them better manage and grow their businesses.

Our strategy is twofold. First, we offer some software solutions through our own distribution channel, integrating them with our core SMB operation. Secondly, we also invest in and acquire software companies with great people, scalable technology, and their own distribution channels and we seek to integrate our financial platform into their offerings. We provide the entrepreneurs of these software companies with financial incentives to make sure our interests are completely aligned over the long-term. We aim to invest in great business models and entrepreneurs, and we are always very diligent regarding valuation discussions to ensure we have accretive deals.

In the fourth quarter of 2019 we reported that we had over 135,000 subscribed clients with at least one of our software solutions. Approximately 86% of those clients had their software solutions distributed primarily by Stone and 14% of those clients had their software solutions primarily distributed by the distribution channels of our portfolio of invested companies.

By mid-May 2020 the number of subscribed clients in our software solutions has increased to approximately 237,000, including 49,000 new clients brought organically and 53,000 new clients brought by the recent investments listed below.

During 2020, we have invested in some companies that will help us provide even more services to SMBs, including:

(i) MLabs, a leading social media software platform for SMBs in Brazil, with big potential to become a major social commerce platform.

(ii) Delivery Much, a food delivery marketplace company focused on small-and-midsize cities, which is our focus of activity in our hubs. We believe this is an opportunity to provide more fair prices and great level of service for a segment that has been growing significantly in Brazil.

(iii) Vitta, a health plan management and EHR7 software solution company. The company, which has a network of 15,000 doctors and manages 100,000 lives, offers health plans tailored for SMBs and startups, with an asset-light model in which it bears no insurance risk. Many of our clients do not have satisfactory healthcare plans either for their families or their employees. We believe that Vitta created an innovative business model in the health tech market combining better negotiation terms with white glove customer service based on 24/7 telemedicine and WhatsApp support. This investment is very synergistic with our client base.

(iv) MVarandas: An ERP/POS software for food service with a strong regional presence in the northeast of Brazil and an expanding operation throughout the country, with focus on small-and-midsize cities. In addition to ERP/POS general features, it serves as a platform that connects merchants to a set of suppliers, allowing them to run their businesses in a consolidated platform. The company also provides a white-label delivery app for its merchants and has a seamless integrated solution with payments.

We believe that the combination of technology, great services and financial solutions in a single provider like Stone has the power to transform the Brazilian small and medium businesses environment. We define ourselves by the clients we serve, not by the products we offer. That is one of the reasons our vision is to become more and more a software company with financial solutions embedded, as well as a financial services company that provides technology tools to help merchants manage better their businesses and sell more. We are on track to becoming the partner of choice for SMBs in Brazil.

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7 Electronic Health Records

Some of the companies we invested in are already helping merchants to go digital and face the current situation caused by the COVID-19 outbreak in the country.

TON - "Se liga no TON"

In January, we received regulatory approval to proceed with our partnership with Grupo Globo in the micro merchant space and we closed the deal on March 12th. Our agreement contemplated an investment by Grupo Globo equivalent to R$461 million in media. Given Stone´s strong liquidity position, we have decided to negotiate an upfront media package of R$100 million, in which TON has access to a very attractive media deal to be used in the next three years. This amount was fully funded by Grupo Globo's upfront cash contribution to TON.

On March 1st, we launched our initial campaign for TON - "Se liga no Ton". We are still in our initial phase of TON, in which we are making small marketing investments to determine the LTV/CAC ratio required to meaningfully scale the business. On March 11th, we realized that COVID-19 would create an unfavorable market dynamic to scale a business in this initial phase and we decided to focus on continuing to improve the platform and test different distribution channels while we protect TON´s cash position to allocate this capital in a more favorable scenario. We will intensify TON´s investments as we see an improvement in the market environment.

TON ended the first quarter with 23.2 thousand active clients8.

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8 Clients that transacted at least once in the last 12 months.

Operating and Financial Metrics

Table 2: Operating and Financial Metrics

Main Operating and Financial Metrics	1Q20	1Q19	Δ
TPV (R$ billions)	37.6	26.5	42.1%
Active Clients (ex-TON) (thousands)	531.3	305.5	73.9%
Period Net Additions (ex-TON) (thousands)	50.5	37.6	34.2%
Take Rate	1.81%	1.86%	(0.05 p.p.)
Total Revenue and Income (R$ millions)	716.8	535.8	33.8%
Adjusted Net Income (R$ millions)	162.3	186.3	(12.9%)
Adjusted diluted EPS	0.58	0.66	(12.7%)

Despite the challenges brought by the COVID-19 pandemic, in the first quarter of 2020 we delivered strong operating performance, as a result of the investments we made, our diligence in allocating capital and the commitment of our team.

Active client base

Because we launched our TON brand in partnership with Grupo Globo in early March, from now on, we will report the number of TON clients separately in order to provide more clarity to the market about the dynamics in our core SMB market and in the micro-merchant space. We are also reporting separately because of a difference in the way we define active clients in TON versus our SMB customer base. For TON, the definition of active clients is a client who has transacted over the past 12 months, which is consistent with the way peers define active clients. For SMBs, active clients are defined as those who have transacted over the preceding 90 days.

Chart 5 on the left below shows our historical number of active clients including Stone Mais, our previous product for micromerchants, which is the way we reported up to the fourth quarter of 2019. The chart on the right (chart 6 below) shows our total number of active clients excluding our offering to micromerchants (Stone Mais up to March and TON after that).

In the fourth quarter of 2019, for example, we had 495,100 active clients, including clients using our Stone Mais solution. Excluding Stone Mais clients, our client base in the fourth quarter was 480,900, mostly comprised of SMBs.

Chart 5: Active Client Base (Includes Stone Mais) (Thousands)	Chart 6: Active Client Base (Excludes TON/Stone Mais) (Thousands)

Our base of clients excluding TON/Stone Mais, reached 531,3009 in the first quarter of 2020, a 73.9% increase year over year, with net addition of 50.5 thousand in the quarter. Net additions were strong despite weak seasonality and the impact of COVID-19 on SMB businesses in some regions of the country.

The TON brand began operating on March 1st after its first regional marketing campaign and ended the quarter with 23.2 thousand clients10.

Take rate

Take Rate was 1.81% in the first quarter of 2020, roughly in line with the fourth quarter of 2019, despite COVID-19-related client incentives and the effect on our revenue from higher provisions for delinquencies in our credit solution, which had a combined estimated impact of R$25.2 million on our 1Q20 Total Revenue and Income; this translates into approximately six basis points of take rate.

Compared with the first quarter of 2019, take rate was five basis points lower, mostly explained by higher mix and lower take rate from Key Accounts and COVID-19 related effects, as mentioned above.

Chart 7: Evolution of Take Rate11

TPV

Total Payment Volume (TPV) was R$37.6 billion, up 42.1% or R$11.2 billion compared to the prior year period.

TPV growth year over year was 52% up to March 15th, when COVID-19 impacts on Brazilian retail contributed to a deceleration in our volumes.

The recent improvement we have seen in our TPV growth, (See "Update on COVID-19 business-related trends" on page 5), has been driven both by recovery in TPV from our SMB clients in the hubs, our digital clients and integrated partners, as well as by addition of new clients to our base.

Our digital clients and integrated partners are already presenting TPV above pre-COVID-19 levels, while TPV in the hubs are still below pre-COVID-19 levels.

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9 For Stone clients, Active Clients mean clients that have transacted at least once over the last 90 days

10 For clients of TON, Active Clients mean clients that have transacted with TON or Stone Mais solution at least once over the last 12 months.

11 According to IFRS 15, subscription revenue is accounted for over the expected life of merchants on a linear basis. As part of the annual assessment of assumptions for linearization of subscription revenue, life of merchants was revised upwards in 3Q19, contributing positively 3 bps to 3Q19 take rate of 1.91% compared with 2Q19.

Table 3: Quarterly Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	1Q20	% Rev.	1Q19	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	227.3	31.7%	168.8	31.5%	34.7%	0.2 p.p.
Net revenue from subscription services and equipment rental	93.1	13.0%	71.2	13.3%	30.8%	(0.3 p.p.)
Financial income	359.3	50.1%	251.4	46.9%	42.9%	3.2 p.p.
Other financial income	37.0	5.2%	44.4	8.3%	(16.7%)	(3.1 p.p.)
Total revenue and income	716.8	100.0%	535.8	100.0%	33.8%	0.0 p.p.
Cost of services	(149.9)	(20.9%)	(85.4)	(15.9%)	75.6%	(5.0 p.p.)
Administrative expenses	(73.9)	(10.3%)	(64.8)	(12.1%)	14.2%	1.8 p.p.
Selling expenses	(111.8)	(15.6%)	(62.7)	(11.7%)	78.4%	(3.9 p.p.)
Financial expenses, net	(148.4)	(20.7%)	(66.6)	(12.4%)	122.6%	(8.3 p.p.)
Other operating expenses, net	(3.5)	(0.5%)	(11.5)	(2.1%)	(69.6%)	1.7 p.p.
Loss on investment in associates	(1.3)	(0.2%)	0.0	0.0%	n.a.	(0.2 p.p.)
Profit before income taxes	227.9	31.8%	244.8	45.7%	(6.9%)	(13.9 p.p.)
Income tax and social contribution	(69.3)	(9.7%)	(67.8)	(12.7%)	2.2%	3.0 p.p.
Net income for the period	158.6	22.1%	177.0	33.0%	(10.4%)	(10.9 p.p.)

Adjusted Net Income	162.3	22.6%	186.3	34.8%	(12.9%)	(12.1 p.p.)

Total Revenue and Income

Total Revenue and Income was R$716.8 million in the first quarter of 2020, an increase of 33.8% from R$535.8 million in the first quarter of 2019. Total Revenue and Income growth was driven primarily by the 42.1% increase in TPV.

Excluding Other Financial Income, which is mainly comprised of interest on cash, our Total Revenue and Income grew 38.3% to R$679.7 million in the first quarter of 2020.

We estimate that our COVID-19-related client incentives and higher provisions for delinquencies in our credit solution had a negative impact on our Total Revenue and Income in the quarter of R$25.2 million.

Chart 8: Total Revenue and Income in the Quarter (R$mm)

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$227.3 million in the first quarter of 2020, an increase of 34.7%, compared with the first quarter of 2019. This increase was primarily due to the R$11.2 billion growth in TPV year over year, partially offset by lower take rate from transaction activities on a year over year basis.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$93.1 million in the first quarter of 2020, 30.8% above the first quarter of 2019. This increase was primarily due to the higher number of SMB Active Clients, partially offset by lower average subscription per client, which is mainly a result of additional new-client subscription incentives, including R$4.1 million of COVID-19-related incentives given in March 2020 to the most harshly impacted sectors.

Financial Income

Financial Income was R$359.3 million in the first quarter of 2020, an increase of 42.9% year over year, primarily due to the 42.1% growth in TPV year over year combined with a higher prepayment penetration over credit TPV and some contribution from our credit offering. Financial Income was negatively affected by R$21.1 million in the quarter mostly due to higher provisions for expected delinquencies in our credit solution, as well as incentives in prepayment rates for some clients that were more strongly affected by COVID-19. Revenue from our credit solution is accounted for at fair value of credit portfolio and factors in expected delinquency rates.

Other Financial Income

Other Financial Income was R$37.0 million in the first quarter of 2020, a decrease of 16.7% compared to the first quarter of 2019. This decrease was mainly due to the lower base rate, which resulted in lower yields on the Company's cash balance and short-term investments.

Costs and Expenses

In our fourth quarter 2019 earnings call, prior to the COVID-19 outbreak, we said we would continue to invest in our operations and strategic initiatives, especially in the first half of 2020. That is one of the reasons why we have seen Operating Costs and Expenses increase as a percentage of Total Revenue and Income.

Overall, Operating Costs and Expenses as a percentage of Total Revenue and Income increased by 7.1 percentage points year over year and 7.3 percentage points on a sequential basis to 46.8%, mostly explained by (i) higher investments in the growth of the business, such as hiring of additional sales and technology professionals, marketing investments and investing behind our new solutions and (ii) lower than expected TPV and revenues in March due to the effect of social distancing and store closures in response to the COVID-19 outbreak.

Chart 9: Operating Leverage12

We have been redesigning our processes and our structure to adjust to the changes brought by the COVID-19 environment, for example, having our commercial team conduct sales through the phone and chat.

We have taken different measures to manage costs and expenses, including reducing our workforce by 1,300 people, as announced on May 12th. We will continue to optimize our costs, expenses and capex structure, through measures such as renegotiation of third-party services and systems, rationalization of office space, streamlining of additional processes, among others.

____________________

12 Includes Cost of Services, Administrative Expenses and Selling Expenses as a percentage of Total Revenue and Income. Quarterly unaudited data.

Costs and Expenses

Cost of Services

Cost of Services were R$149.9 million or 20.9% of Total Revenue and Income in 1Q20, an increase of five percentage points over the first quarter of 2019. This increase was mainly due to higher depreciation and amortization costs, higher provisions and losses13 as a percentage of Total Revenue and Income, investments in customer service and last-mile logistics operations, as well as investments in our technology team.

Compared with 4Q19, Cost of Services increased as a percentage of Total Revenue and Income to 20.9% from 16.4%, mainly due to higher transaction costs as a percentage of Total Revenue and Income, investments in our customer service and last-mile logistics operations, and investments in our technology team and higher provisions and losses.

Administrative Expenses

Administrative Expenses were R$73.9 million, or 10.3% of Total Revenue and Income, compared with 12.1% in the prior year-period. This reduction was primarily due to dilution of our personnel expenses.

Compared with 4Q19, Administrative Expenses increased by R$1.5 million, mainly because of higher facilities expenses.

Selling Expenses

Selling Expenses were R$111.8 million in the quarter, an increase of 78.4% versus 1Q19, mainly due to higher personnel and marketing expenses, in line with the company's strategy of investing in the growth of its operations.

Compared with 4Q19, Selling Expenses as a percentage of revenues increased by 1.7 percentage points, mostly explained by the strong addition of salespeople in the quarter.

Financial Expenses, Net

Financial Expenses, Net were R$148.4 million, an increase of 122.6%, compared with 1Q19, mainly due to (i) higher prepayment volumes; (ii) sale of longer duration receivables to increase short-term liquidity in the face of economic uncertainty related to COVID-19, and (iii) higher cost of funding for spot lines, higher liquidity pool and mark-to-market losses from some short-term investments in bonds as a result of strong market volatility.

Financial Expenses, Net as a percentage of Revenue increased from 13.7% in 4Q19 to 20.7% in 1Q20 mainly due to the items (ii) and (iii) above, as well as lower revenues due to COVID-19 impact. We estimate that items (ii) and (iii) above had a combined negative impact of R$35.8 million on our Financial Expenses, Net during 1Q20.

____________________

13 Does not include provisions for delinquencies related to our credit solution, as those are already deducted from our Financial Income.

Costs and Expenses

Other Operating Expenses, Net

Other Operating Expenses, Net were R$3.5 million in the first quarter of 2020, 69.6% lower than in the first quarter of 2019. This lower figure is mainly related to the R$1.1 million gain in share-based compensation in the quarter compared with an expense of R$10.1 million in the first quarter of 2019. This lower share-based compensation expense is mainly explained by the reversion of tax and social charges provisions in relation to the STNE stock devaluation.

Profit Before Income Taxes

Profit Before Income Taxes was R$227.9 million, or a 6.9% decrease year over year, with a pre-tax margin of 31.8% compared with 45.7% in the first quarter of 2019. This reduction is mainly related to (i) COVID-19 effects, which consist of client incentives, lower credit revenue, mainly due to higher expected delinquency rates, and higher financial expenses related to reinforcement of balance sheet and mark-to-market of corporate bonds in short-term investments; (ii) selling investment, which consists of investments in the hiring of new salespeople as well as marketing and commissions; (iii) new products investments, which consists of investments in TON, banking and software solutions; and (iv) capital structure optimization, as a result of an increased proportion of our prepayment operations being funded by third-party capital (e.g. debt, FIDC quotas plus sale of Accounts Receivables from Card Issuers) as opposed to own capital, when compared with 1Q19, which is a natural consequence of the fast growth of our prepaid TPV, that has been growing faster than our pool of own capital, providing us better ROE.

Income Tax and Social Contribution

During the first quarter of 2020, the Company incurred R$69.3 million in Income Tax and Social Contribution expenses, or a 30.4% effective tax rate, compared with a 27.7% tax rate in 1Q19. The increase is mainly due to lower gains from entities not subject to the payment of income taxes and other permanent differences, partially compensated by higher R&D tax benefits.

Net Income and EPS

Adjusted Net Income was R$162.3 million in the first quarter of 2020, with a margin of 22.6%, compared with R$186.3 million and a margin of 34.8% in the first quarter of 2019. The main factors that contributed to the 12.9% decrease in Adjusted Net Income were the four factors mentioned above for Profit Before Income Taxes plus higher effective tax rate.

Compared with 4Q19, Adjusted Net Margin was 12.5 percentage points lower, mainly explained by the five factors mentioned above in the comparison with 1Q19, combined with strong margin seasonality in the fourth quarter.

Chart 10: Adjusted Net Income in the Quarter (R$mm)	Chart 11: Adjusted Net Margin in the Quarter

Net Income was R$158.6 million in 1Q20, compared with Net Income of R$177.0 million in 1Q19. Net Margin decreased by 10.9 percentage points to 22.1% year over year in the first quarter of 2020. This reduction is mainly due to the same factors mentioned above for the variation in Adjusted Net Income.

Adjusted diluted EPS for the Company was R$0.58 per share in the first quarter of 2020, 12.7% lower than in the first quarter of 2019, mostly explained by the 12.9% lower Adjusted Net Income. GAAP basic EPS was R$0.57 per share, a decrease of 10.4% year over year, explained by the 10.4% lower GAAP Net Income in the period.

Table 4: Adjusted Net Income Reconciliation (Quarter)

Net Income Bridge (R$mm)	1Q20	% Rev.	1Q19	% Rev.	Δ %	Δ p.p.
Net income for the period	158.6	22.1%	177.0	33.0%	(10.4%)	(10.9 p.p.)
Share-based compensation expenses (a)	2.1	0.3%	10.1	1.9%	(79.7%)	(1.6 p.p.)
Amortization of fair value adjustment (b)	3.4	0.5%	3.8	0.7%	(9.1%)	(0.2 p.p.)
Tax effect on adjustments	(1.8)	(0.3%)	(4.6)	(0.9%)	(60.5%)	0.6 p.p.
Adjusted net income	162.3	22.6%	186.3	34.8%	(12.9%)	(12.1 p.p.)

GAAP basic EPS (c)	0.57	n.a.	0.64	n.a.	(10.4%)	n.a.
Adjusted diluted EPS (d)	0.58	n.a.	0.66	n.a.	(12.7%)	n.a.
Basic Number of shares	277.4	n.a.	277.2	n.a.	0.1%	n.a.
Diluted Number of shares	281.8	n.a.	282.4	n.a.	(0.2%)	n.a.

(a) Consists of expenses related to the vesting of share-based compensation.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relates to the EdB and Equals acquisitions.

(c) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 17 of our Unaudited Interim Condensed Consolidated Financial Statements, March 31st, 2020.

(d) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares. Adjustments consider share-based compensation expenses and amortization of fair value adjustments, in line with previous disclosures.

Cash Flow

Cash Flow

Because of the nature of the prepayment and credit businesses of the Company, the dynamics of the sale of receivables in Brazil, Stone management looks at Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Net Cash Provided by/ (Used in) Financing Activities, both non-IFRS metrics. These metrics consist of transferring the following four working capital items14 from our operating cash flow to our financing cash flow: (i) changes in Accounts Payable to Clients; (ii) changes in Accounts Receivables from Card Issuers; (iii) Interest Income Received, Net of Costs15, which is shown separately in our Cash Flow Statement but is directly linked to the funding of our prepayment operation and (iv) Loans Held for Sale related to our credit operation (see Appendix "Notes on Cash Flows" for further details).

The table below is a summarized version of our Statement of Cash Flows and Adjusted Free Cash Flow (a non-IFRS metric), along with a reconciliation of these metrics with our managerial (non-IFRS) view of them, as well as reconciliation of Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Net Cash Provided by/ (Used in) Financing Activities to Net Cash Provided by/ (Used in) Operating Activities and Net Cash Provided by/ (Used in) Financing Activities.

Table 5: Summarized Statement of Cash Flows and Free Cash Flow

Summarized Statement of Cash Flows (R$mm)	1Q20			1Q19
	IFRS	(+) Adjustments	Managerial (Non-IFRS)	IFRS	(+) Adjustments	Managerial (Non-IFRS)
Net Income	158.6		158.6	177.0		177.0
(+) Adjustments to Net Income	138.5		138.5	45.3		45.3
(+) Working capital adjustments	65.3	(372.6)	(307.3)	(517.1)	470.3	(46.9)
(+) AR, AP, interest income received, net of costs (a)	556.4	(556.4)	0.0	(470.3)	470.3	0.0
(+) Changes in Loans Held for Sale	(183.8)	183.8	0.0	0.0	0.0	0.0
(+) Other working capital changes	(307.3)		(307.3)	(46.9)		(46.9)
(=) Cash provided by (used in) operating activities	362.5		(10.1)	(294.8)		175.4

(-) Capex (b)	(112.2)		(112.2)	(66.6)		(66.6)
(+) Other investing activities	606.6		606.6	156.9		156.9
(=) Cash provided by (used in) investing activities	494.5		494.5	90.3		90.3

(+) Debt/FIDC issuance (repayment)	(487.1)		(487.1)	(6.1)		(6.1)
(+) Working capital related to credit operation		(183.8)	(183.8)		0.0	0.0
(+) Working capital related to AR/AP		556.4	556.4		(470.3)	(470.3)
(+) Capital events (c)	182.8		182.8	(0.2)		(0.2)
(=) Cash provided by (used in) financing activities	(304.4)		68.2	(6.4)		(476.6)

(+) Effect of foreign exchange on cash and cash equivalents	(2.3)		(2.3)	(0.0)		(0.0)
(=) Change in cash and cash equivalents	550.3		550.3	(210.9)		(210.9)

Free Cash Flow (R$mm)	1Q20			1Q19
Cash provided by (used in) operating activities	362.5	(372.6)	(10.1)	(294.8)	470.3	175.4
(-) Capex (b)	(112.2)		(112.2)	(66.6)		(66.6)
Free Cash Flow	250.3		(122.3)	(361.5)		108.8

(a) Includes changes in accounts receivables from card issuers, accounts payable to clients and interest income received, net of costs .

(b) Includes purchase of property and equipment, plus purchases and development of intangibles assets.

(c) Includes capital increase, repurchase of shares, acquisition of non-controlling interest and cash proceeds from non-controlling interest

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14 Each “Accounts Payable to Clients” recognized as a liability on our balance sheet is directly linked to an “Accounts Receivable from Card Issuers” recognized as an asset in our balance sheet. The Company receives payment from issuing banks first, and only then pays its clients, thus having no working capital requirement. When a client opts to be paid early (prepayment), the Company has a working capital requirement. However, the Company has the option to sell the receivables related to those payables from card issuers in order to meet such working capital requirements. The combined effect to the cash flow is a positive operational cash flow equivalent to net fees earned by providing such prepayment service. Whenever management opts to fund its prepayment operation with sources other than the sale of its own receivables, Net Cash Provided by/ (Used in) Operating Activities may be affected, as discussed in “Note on the impact of different funding sources for prepayment in the financial statements” in the appendix. However, management does not view such decision as translating into higher or lower ability of our business to generate cash operationally. In addition to prepayment, the Company has started to offer credit solutions to clients. The Company intends to fund its credit operation primarily through third parties (i.e. FIDC and debt), as well as with some own cash. Given the operational nature of our credit business, as in the case of prepayment mentioned above, management does not view related funding decision as translating into higher or lower ability of our business to generate cash operationally.

15 Interest Income Received, Net of Costs, consists of two items: (i) financial income from our prepayment activity, less (ii) financial expenses related to the sale of receivables. The first item has direct influence on the level of Accounts Payable to Clients in our balance sheet; the second item has direct influence on the amount of Accounts Receivables from Card Issuers on our balance sheet.

Cash Flow

Adjusted (non-IFRS) Free Cash Flow

The Company defines Adjusted Free Cash Flow16, a non-IFRS metric, as Adjusted net cash provided by (used in) operating activities (non-IFRS), less purchase of property and equipment and purchases and development of intangible assets ("Capex").

The Company reported a negative Adjusted Free Cash Flow of R$122.3 million in 1Q20, or R$231.1 million lower than 1Q19, when the Company reported R$108.8 million in Adjusted Free Cash Flow generation. Excluding the effects from Items (i) and (ii) below, which we view as exceptional items, our Adjusted Free Cash Flow in the quarter was R$30.7 million.

The main reasons for the decrease in Adjusted Free Cash Flow in 1Q20 compared with 1Q19 were (i) higher Net Cash Used in Operating Activities from Trade Accounts Receivable and Other Assets, of which R$53.0 million relates to a temporary tax withholding already released in the first week of April; (ii) Prepaid Expenses, with R$100.0 million related to prepaid marketing expenses from TON, which was fully funded by Grupo Globo upfront cash contribution to TON and (iii) higher Capex.

Net Cash Provided by (Used in) Operating Activities

In 1Q20, Net Cash Provided by Operating Activities was R$362.5 million, R$657.3 million higher than 1Q19, when the Company reported Net Cash Used in Operating Activities of R$294.8 million. This positive variation is mainly explained by the Company's decisions in face of the COVID-19 crisis to safeguard a higher liquidity pool by rapidly translating more Accounts Receivable into cash. This effect was partially offset by (i) R$286.5 million higher Net Cash Used in Operating Activities from Trade Accounts Receivable and Other Assets, which includes R$183.8 million related to Loans Held for Sales from our credit operation, showing the Company´s decision to fund the credit solution with the sale of Accounts Receivables from Card Issuers during this period of crisis, as well as R$53 million related to a temporary tax withholding already released in the first week of April; and (ii) R$100.0 million in prepaid marketing expenses from TON, which was fully funded by Grupo Globo's upfront cash contribution to TON, which is not included in the Net Cash Provided by (Used in) Operating Activities, as mentioned in the section " TON - 'Se liga no TON' " above.

Adjusting for the effects on table 4 above, our Adjusted (non-IFRS) Net Cash Used in Operating Activities17 was R$10.1 million, compared with R$175.4 million in Adjusted Net Cash Provided by Operating Activities in 1Q19. The R$185.6 million lower Adjusted Net Cash Provided by (Used in) Operating Activities is mainly explained by items (ii) and (iii) from the Net Cash Provided by Operating Activities explanation above.

Net Cash Provided by Investing Activities

Net Cash Provided by Investing Activities was R$494.5 million for 1Q20, R$404.2 million higher compared with 1Q19, when the Company reported R$90.3 million of Net Cash Provided by Investing Activities. The higher Net Cash Provided by Investing Activities for 1Q20 was primarily driven by R$444.0 million higher Net Cash Provided by Investing Activities from Proceeds from Short-Term Investments, net compared with 1Q19, partially offset by higher Net Cash Used in Investing Activities from Purchase of Property and Equipment and Purchases and Development of Intangible Assets ("Capex"), which were R$112.2 million in 1Q20, compared with R$66.6 million in 1Q19.

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16 Adjusted Free Cash Flow is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

17 Adjusted Net Cash Used in Operating Activities is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

Cash Flow

Net Cash Used in Financing Activities

Net Cash Used in Financing Activities was R$304.4 million for 1Q20, compared with Net Cash Used in Financing Activities of R$6.4 million for 1Q19. Net Cash Used in Financing Activities for 1Q20 was R$298.0 million higher mainly driven by the Payment of Borrowings in the amount of R$3,370.0 million, compared with R$0.2 million in 1Q19. Payment of Borrowings in 1Q20 were mainly related to the amortization of CCB ("Cédula de Crédito Bancário") contracts in the amount of R$2,870 million, as well as R$500 million in FIDC amortization. These payments were partially offset by Proceeds from Borrowings in the amount of R$2,889.1 million in 1Q20 (zero for 1Q19), of which USD200 million comes from two new bilateral loans (USD100 million each) and R$1.9 billion from new CCB agreements.

Net Cash Used in Financing Activities was also affected by repurchase of shares of R$47.5 million.

Adjusting for the effects on table 4 above, our Adjusted (non-IFRS) Net Cash Provided by Financing Activities18 was R$68.2 million in 1Q20, compared with Adjusted (non-IFRS) Net Cash Used in Financing Activities of R$476.6 million in 1Q19, a difference of R$544.9 million. This improvement is related to (i) R$1,026.7 million positive working capital contribution compared with 1Q19 as a result of increased sale of receivables to financial institutions in order to increase the Company's liquidity pool in face of the COVID-19 crisis; and (ii) capital increase from Grupo Globo in TON in the amount of R$230.5 million. These effects were partially offset by (i) R$481.0 million higher Payment of Borrowings (net of issuance), mostly from CCB contracts and FIDC amortization, as well as R$183.8 million from credit given to our clients and R$47.5 million in repurchase of shares.

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18 Adjusted Net Cash Provided by Financing Activities is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in this release.

Adjusted Net Cash

Management assesses net liquidity of the Company by Adjusted Net Cash, a non-IFRS metric. It consists of the items detailed in the Table 6 below:

Table 6: Adjusted Net Cash

Adjusted Net Cash (R$mm)	1Q20	4Q19
Cash and cash equivalents	1,518.6	968.3
Short-term investments	2,407.0	2,937.0
Accounts receivable from card issuers	12,592.6	14,066.8
Loans held for sale	308.5	124.7
Derivative financial instrument (b)	5.3	12.3
Adjusted Cash	16,831.9	18,109.2

Accounts payable to clients	(5,580.2)	(6,500.1)
Loans and financing (a)	(2,918.3)	(2,912.0)
Obligations to FIDC quota holders	(3,239.3)	(3,710.9)
Derivative financial instrument (b)	(41.0)	(1.4)
Adjusted Debt	(11,778.8)	(13,124.4)

Adjusted Net Cash	5,053.1	4,984.8

(a)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars

Accounts Receivable from Card Issuers and Loans Held for Sale are accounted for at their fair value in our balance sheet.

As of March 31, 2020, the Company´s Adjusted Net Cash position was R$5,053.1 million compared with R$4,984.8 million on December 31, 2019, an increase of R$68.2 million.

This increase can be explained by the following factors:

•	Cash and Cash Equivalents plus Short-term Investments increased by R$20.2 million, from R$3,905.4 million on December 31, 2019 to R$3,925.6 million on March 31, 2020;

•	Loans and financing plus Obligations to FIDC quota holders decreased R$465.3 million from R$6,622.9 million on December 31, 2019 to R$6,157.6 million on March 31, 2020 as the company was able to partially amortize its FIDC obligations;

•	This amortization was mostly funded with higher sale of receivables, which can be seen by the fact that Accounts Receivable from Card Issuers, net of Accounts Payable to Clients decreased R$554.4 million, from R$7,566.7 million on December 13, 2019 to R$7,012.4 million on March 31, 2020.

•	The Company invested R$183.8 million in its Loans Held for Sale, going from R$124.7 million on December 31, 2019 to R$308.5 million on March 31, 2020. As soon as the market conditions improve, the Company expects to fund its Credit business with third-party funding.

•	Finally, derivative financial instruments net position decreased from R$11.0 million on December 31, 2019 to a negative position of R$35.7 million on March 31, 2020.

Combined, these factors generated R$1,345.5 million lower Adjusted Debt, mostly offset by the R$1,277.3 million lower Adjusted Cash, which explains the improvement in Adjusted Net Cash of R$ 68.2 million.

Other Information

Conference Call

Stone will discuss its first quarter financial results during a teleconference today, May 26, 2020, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Other Information

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circum- stances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors. In particular, due to the high level of uncertainty with respect to the duration and scope of the COVID-19 crisis, the quantification of impacts on our financial and operating results beyond the second quarter of 2020 cannot reasonably be estimated at this time.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash Provided by / (Used in) Operating Activities, Adjusted Net Cash Provided by (Used in) Financing Activities, Free Cash Flow and Adjusted Free Cash Flow, Adjusted Net Cash / (Debt) and Adjusted Pre-Tax Margin.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income.

Stone has presented Adjusted Net Cash Provided by/ (Used in) Operating Activities, in order to provide an addition view of cash flow from operations without the effect of funding decisions related to our financial solutions, that include prepayment business and credit solutions. Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For example, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers, Loans Held for Sale and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment and credit operations.

Guidance for second quarter 2020, where adjusted, is provided on a non-IFRS basis. Stone cannot reconcile its expected Adjusted Pre-Tax Margin, calculated as profit before income taxes excluding share-based compensation expenses, amortization of fair value adjustments and other expenses divided by total revenue and income, to expected profit before income taxes under “Outlook for the Second Quarter of 2020” without unreasonable effort because certain items that impact profit before income taxes and other reconciling metrics are out of Stone's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s IFRS financial results.

Unaudited First Quarter Consolidated Statement of Profit or Loss

Table 7: Unaudited First Quarter Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	1Q20	1Q19
Net revenue from transaction activities and other services	227.3	168.8
Net revenue from subscription services and equipment rental	93.1	71.2
Financial income	359.3	251.4
Other financial income	37.0	44.4
Total revenue and income	716.8	535.8
Cost of services	(149.9)	(85.4)
Administrative expenses	(73.9)	(64.8)
Selling expenses	(111.8)	(62.7)
Financial expenses, net	(148.4)	(66.6)
Other operating expenses, net	(3.5)	(11.5)
Loss on investment in associates	(1.3)	0.0
Profit before income taxes	227.9	244.8
Income tax and social contribution	(69.3)	(67.8)
Net income for the period	158.6	177.0

Unaudited First Quarter Consolidated Balance Sheet Statement

Table 8: Unaudited First Quarter Consolidated Balance Sheet Statement

Balance Sheet (R$mm)	31-Mar-20	31-Dec-19
Assets
Current assets	17,344.0	18,404.9
Cash and cash equivalents	1,518.6	968.3
Short-term investments	2,407.0	2,937.0
Accounts receivable from card issuers	12,592.6	14,066.8
Trade accounts receivable	504.3	249.4
Recoverable taxes	62.0	50.4
Prepaid expenses	118.8	12.5
Derivative financial instruments	7.0	14.1
Other assets	133.7	106.3

Non-current assets	1,277.5	1,200.9
Receivables from related parties	22.3	12.8
Deferred income tax assets	206.5	192.8
Other assets	45.4	44.7
Investment in associate	27.0	28.2
Property and equipment	594.6	548.6
Intangible assets	381.8	373.7

Total Assets	18,621.5	19,605.7

Liabilities and equity
Current liabilities	10,229.6	11,872.5
Accounts payable to clients	5,580.2	6,500.1
Trade accounts payable	96.5	97.8
Loans and financing	1,830.5	2,947.8
Obligations to FIDC quota holders	2,429.3	2,090.9
Labor and social security liabilities	126.2	109.0
Taxes payable	31.4	44.9
Derivative financial instruments	41.0	1.4
Other accounts payable	94.5	80.6

Non-current liabilities	2,069.1	1,760.2
Loans and financing	1,208.9	87.5
Obligations to FIDC quota holders	810.0	1,620.0
Deferred income tax liabilities	16.9	10.7
Provision for contingencies	9.1	9.6
Labor and social security liabilities	19.3	27.4
Other accounts payable	5.0	5.1

Total liabilities	12,298.7	13,632.7

Equity attributable to owners of the parent	6,229.2	5,972.4
Issued capital	0.1	0.1
Capital reserve	5,588.2	5,443.8
Treasury shares	(47.6)	(0.1)
Other comprehensive income	(71.3)	(72.3)
Retained earnings	759.8	601.0

Non-controlling interests	93.6	0.6

Total equity	6,322.8	5,973.0

Total liabilities and equity	18,621.5	19,605.7

Unaudited First Quarter Consolidated Statement of Cash Flows

Table 9: Unaudited First Quarter Consolidated Statement of Cash Flows

Cash Flow (R$mm)	1Q20	1Q19
Net income for the period	158.6	177.0

Adjustments on Net Income:
Depreciation and amortization	60.2	29.7
Deferred income tax expenses	(8.2)	(5.3)
Loss on investment in associates	1.3	0.0
Other financial costs and foreign exchange, net	1.6	(1.7)
Provision for contingencies	1.0	0.8
Share based payments expense	7.1	8.1
Allowance for doubtful accounts	9.7	4.5
Loss on disposal of property, equipment and intangible assets	11.8	1.4
Fair value adjustments in financial instruments	7.4	0.0
Fair value adjustment in derivatives	46.7	7.6

Working capital adjustments:
Accounts receivable from card issuers	1,534.7	(1,174.6)
Receivables from related parties	(7.4)	2.0
Recoverable taxes	(48.4)	(2.4)
Prepaid expenses	(106.4)	(13.6)
Trade accounts receivable and other assets	(293.4)	(6.8)
Accounts payable to clients	(1,327.8)	469.8
Taxes payable	76.7	51.5
Labor and social security liabilities	9.0	21.0
Provision for contingencies	(1.4)	0.0
Other Liabilities	(11.2)	(26.5)
Interest paid	(55.3)	(20.6)
Interest income received, net of costs	349.5	234.6
Income tax paid	(53.2)	(51.5)

Net cash provided by (used in) operating activity	362.5	(294.8)

Investing activities
Purchases of property and equipment	(90.2)	(54.6)
Purchases and development of intangible assets	(22.0)	(12.0)
Acquisition of subsidiary, net of cash acquired	0.0	0.0
Proceeds from (acquisition of) short term investments, net	601.2	157.2
Proceeds from the disposal of non-current assets	0.0	0.2
Acquisition of interest in associates	5.4	(0.6)

Net cash provided by investing activities	494.5	90.3

Financing activities
Proceeds from borrowings	2,889.1	0.0
Payment of borrowings	(2,870.0)	(0.2)
Amortization to FIDC quota holders	(500.0)	0.0
Proceeds from FIDC quota holders	0.0	0.0
Payment of finance leases	(6.3)	(5.9)
Capital increase	0.0	0.0
Repurchase of shares	(47.5)	0.0
Acquisition of non-controlling interests	(0.2)	(0.2)
Cash proceeds from non-controlling interest and gain on dilution	230.5	0.0

Net cash used in financing activities	(304.4)	(6.4)

Effect of foreign exchange on cash and cash equivalents	(2.3)	(0.0)

Change in cash and cash equivalents	550.3	(210.9)

Cash and cash equivalents at beginning of period	968.3	297.9
Cash and cash equivalents at end of period	1,518.6	87.0

Appendix - Notes on Cash Flows

Note on the impact of different funding sources for prepayment in the financial statements

A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When the Company makes a prepayment to its clients as part of its working capital solutions offering, it reduces accounts payable by the corresponding prepaid amount plus fees earned by providing such prepayment service. In order to fund the prepayment operation, the Company predominantly uses one of the following sources of funding: (i) the sale of its receivables from card issuers to third-party banks or financial institutions, (ii) the issuance of senior and/or mezzanine quotas by FIDCs to institutional investors, (iii) the issuance of debentures and private loans or (iv) its own capital from capital contributions or cash flows from operations. These funding options lead to different effects on the Company’s statements of balance sheet and cash flows:

1	Sale of receivables: the true sale of receivables results in the derecognition of Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from the balance sheet in the same amount and the combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

2	Issuance of FIDC[19] senior and/or mezzanine quotas: when the Company launches a new FIDC in order to raise capital, the amount raised from senior and/or mezzanine quota holders less structuring and transaction costs will be recognized on its balance sheet as cash and as a liability to senior and/or mezzanine quota holders. The Company then transfers its receivables from card issuers in its operating subsidiary to the FIDC and uses the cash to fund the prepayment operations. As a result of consolidating the FIDC in the Company’s financial statements, the Accounts Receivable from Card Issuers held by the FIDC remain on its consolidated balance sheet. This set of transactions generates a positive impact on the Company’s cash flows from financing activities in the amount received by the FIDC from senior and/or mezzanine quota holders less structuring and transaction costs. However, since Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations. The net effect of impacts in cash flow from operations and cash flow from financing activities is positive.

3	Debentures and private loans: when the Company issues a debenture or takes a private loan, the effect on the Company’s statements of balance sheet and cash flows is similar to the issuance of FIDC senior and/or mezzanine quotas.

4	Deployment of the Company’s capital: when the Company uses its own capital to fund prepayment operations, it does not sell its receivables from card issuers and they remain on its balance sheet. However, its Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.

____________________

19 Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) is an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables

Appendix - Notes on Cash Flows

Note on the impact of different funding sources for our credit solution in the financial statements

Besides the prepayment operation, the Company has recently started to offer credit solutions to clients, which also require funding. In addition to the sale of receivables, debentures and private loans mentioned above, the Company has the following main funding alternatives for the credit business:

1	Bilateral agreements with third-party financial institutions: the company may enter into agreement with third-party financial institutions, so that such institutions are the lenders of record for Stone´s clients. In such case, the third-party financial institution would bear the funding need and the credit risk of the transaction and the Company would recognize a fee for rendering services related to the transaction. This was the alternative the Company opted for its initial pilot phase of the credit solution, which has a positive effect in cash flow from operations.

2	Issuance of Credit FIDC senior and/or mezzanine quotas: in that case, the company raises funds in the capital markets and issues senior and/or mezzanine quotas to investors, while keeping a very small amount of own cash invested in subordinated quotas. Besides providing most of the funding needed for the credit offering, this alternative also reduces the Company´s overall exposure to credit risk. The impact in our consolidated statement of cash flows has similar logic as the issuance of FIDC senior and/or mezzanine quotas mentioned in the section “Note on the impact of different funding sources for prepayment in the financial statements” above.

3	Deployment of the Company’s capital: if the Company uses its own capital to fund its credit operations, it decreases its cash balance and recognizes loan assets in its balance sheet. If the Company increases the amount of such loan assets, this has a negative impact in our Net Cash provided by/(used in) Operating Activities.

4	Sale of loan assets: the true sale of loan assets results in its derecognition from our balance sheet, impacting positively our Net Cash provided by/(used in) Operating Activities.

As of March 31, 2020, the credit portfolio outstanding to Stone´s clients was R$332 million. The Company funded R$30 million from a third-party financial institution through the funding model explained in the topic (1) above and R$301 million is funded by the Company’s own capital through an investment in a FIDC and this amount is recognized in Loans Held for Sale in the Company´s balance sheet. The Company, however, intends to scale its credit operation mainly through third-party funding, especially alternative (2) mentioned above.

Loan assets held in the Company´s balance sheet are accounted for at their fair value, which factors in market discount rates and expected delinquency, thus representing the value that the Company would most probably be able to sell such assets.